Hundreds of Beavers UPDATE + My New Project

Ryland Tews

Jun 12, 2025, 1:43 PM

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Hello,

I have just returned from my 3.5 month Beavers tour of the UK & Ireland. 45 screenings, 39 sellouts, and thousands of satisfied movie goers. Needless to say, Beaver Fever continues its rampant infection of the masses, solidifying itself as an instant, international cult classic.

Here are some photos & videos from the tour!—

[UK & Ireland Post 1](#)

[UK & Ireland Post 2](#)

[UK & Ireland Post 3](#)

[UK & Ireland Post 4](#)

[UK & Ireland Post 5](#)

With that in mind, I have two exciting announcements to make—

1) Due to po███████████ will be departing on a second European tour next month. This time, Germany and Vienna for five weeks.

2) I am very ████████████nce that some of the Beavers team and I have recombined forces and kicked off a campaign for a new cinematic crusade — BEHOLD! MY THIRD FILM! (click on the main image to watch the sizzle reel)

With an early 2026 shoot in mind, my team and I have been staying busy on the pre-production side of things. One of those things is securing the $1-2 million it will take to pull off this cinematic heist.

Before opening this campaign up to the public, though, I am first sharing this private link with you and other friends of Beavers.
With an investment of $100 or more you are automatically signed up to make, if there is any profit, 130% of your investment plus your pro rata share of 50% of the profits (see investment tiers / perks at the bottom of the campaign page).

Just like Hundreds of Beavers and Lake Michigan Monster, we want Oriental Snatch to stay as independent as possible in order to have our unique, crowd pleasing artistic vision shine through. But in order to do that, we need the support of our amazing producers and Beaver fans around the world.

Please consider investment so we can all witness Oriental Snatch on the big screen. And please feel free to forward this email to a select number of people who might be interested in what we're doing here.

Thank you, Adam! Hope to hear from you soon!

Saving cinema,
Ryland